Exhibit 99.1

SXC HEALTH SOLUTIONS ANNOUNCES 2007 THIRD QUARTER FINANCIAL RESULTS

Lisle, Illinois, November 8, 2007, SXC Health Solutions Corp. (“SXC” or the “Company”) (NASDAQ: SXCI, TSX: SXC), announces its financial results for the three- and nine-month periods ended September 30, 2007.  Financial references are in U.S. dollars unless otherwise indicated.

Third Quarter Fiscal 2007 (Q3 2007) Highlights:
•
Completed re-alignment plan to optimize costs and support growth; reduced workforce by 7% to generate annual savings of approximately $3.0 million.  Total severance costs of $0.7 million were incurred in the quarter

•	Total revenue increased to $22.2 million from $21.0 million in Q3 2006
•	Revenue from recurring sources was $17.3 million, or 78% of revenue, compared to $14.3 million, or 68% of revenue in Q3 2006
•	Transaction processing revenue, which is the primary driver of recurring revenue, increased 27% to $13.2 million from $10.4 million in Q3 2006
•
Adjusted earnings before interest, taxes, depreciation, amortization and stock-based compensation  (adjusted EBITDA1) was $3.7 million, or 17% of revenue, compared to $6.0 million, or 29% of revenue, in Q3 2006

•	Net income before income taxes was $2.4 million, compared to $4.2 million in Q3 2006
•	Net income was $2.7 million, or $0.12 per share (fully-diluted), compared to net income of $2.5 million, or $0.12 per share (fully-diluted) in Q3 2006
•	Book of Business[1] was $223 million at September 30, 2007, compared to $230 million at June 30, 2007, and $175 million at September 30, 2006
•	106.5 million transactions were processed in Q3 2007 compared to 77.2 million in Q3 2006
•	Launched PBM services for 226,000 people served by AMERIGROUP Community Care of Georgia

“In Q3 we completed a thorough review of our business and took the necessary steps to re-align our operations to better support our most promising growth opportunities, primarily our PBM services and transaction processing businesses,” said Gordon S. Glenn, Chairman and CEO of SXC. “Over the past eight quarters we have grown recurring revenue in these businesses from $9.3 million per quarter to $17.3 million.  While our overall growth rates during this period of transition to a more full-service PBM business model have been below our expectations, we will continue to invest in the fastest growing segments of our business to leverage our unique value proposition and capitalize on our growing pipeline. In addition to organic growth we will continue to review accretive acquisitions that would complement or expand our business.”

Financial Review
Total revenue for Q3 2007 was $22.2 million, an increase of $1.2 million, or 6%, from $21.0 million in Q3 2006. Year-to-date (“YTD”) revenue was $69.6 million, an 18% increase over the same period in 2006.  Revenue growth for the Q3 and the YTD periods was driven primarily by an increase in transaction processing volume which was offset in part by a reduction in Medicare Part D Program-related consulting and implementation activity during the same periods of the prior year.

Recurring revenue was $17.3 million in Q3 2007, up 22% compared to $14.3 million for the same period last year. Recurring revenue consisted of transaction processing revenue of $13.2 million, up 27% from $10.4 million for Q3 2006, and maintenance revenue of $4.1 million, up 8% from $3.8 million in Q3 2006.  Overall, recurring revenue accounted for 78% of total revenue in Q3 2007, compared to 68% in Q3 2006.

Driven by an increase in its PBM services business, SXC’s transaction volume increased 39% from 77.2 million in Q3 2006 to 106.5 million in Q3 2007. Average revenue per transaction declined slightly year-over-year due primarily to the deferral of revenue from certain Q3 2007 transactions. As noted in its October 1, 2007 press release, some of SXC’s recent InformedRx contract awards require the Company to defer certain revenues until future delivery of services such as rebate collection and submission has been completed, and/or the achievement of performance measures such as call center or network performance objectives has been met. In the coming quarters, SXC expects to reach the bulk of these performance objectives and to recognize a majority of the revenue that has been deferred or reserved.

YTD recurring revenue was $52.4 million, up 34% compared to $39.2 million for the same period last year.  For the YTD period, recurring revenue consisted of transaction processing revenue of $40.1 million, up 42% from $28.2 million last year, and maintenance revenue of $12.3 million, up 12% from last year.  Overall, recurring revenue accounted for 75% of total YTD revenue in 2007, compared to 67% in the same period in 2006.

Non-recurring revenue was $4.9 million for Q3 2007 compared to $6.8 million in Q3 2006. Non-recurring revenue consisted of system sales revenue of $1.5 million, down 45% from $2.7 million last year, and professional service revenue of $3.4 million, down 17% from $4.1 million in Q3 2006.

YTD non-recurring revenue was $17.2 million, compared to $19.7 million in the same period last year. For the YTD period, non-recurring revenue consisted of system sales revenue of $7.2 million, down 4% from $7.5 million last year, and professional service revenue of $10.0 million, down 18% from $12.2 million last year. Non-recurring revenue declined due in large part to delays in the signing of certain systems sales contracts and an influx of professional service work for certain Medicare Part D customers that was completed in 2006.

Gross profit margin in Q3 2007 was 56% compared to 61% for the same period last year. YTD gross profit margin was 59%, compared to 60% in the same period of the prior year. The year-over-year change in gross margin was primarily due to a decrease in high margin system sales, approximately $0.2 million in severance costs, the aforementioned deferral of certain transaction processing revenue and increased investment in our infrastructure to support our pharmacy benefits administrative services offering. This was partially offset by the 42% increase in our strong margin transaction processing revenue.

Q3 2007 product development expenses were $2.3 million, or 11% of revenue, compared to $2.3 million, or 11% of revenue, in Q3 2006. YTD product development expenses were $7.8 million, or 11% of revenue, compared to $6.4 million, or 11% of revenue, in the same period last year. Year-over-year, product development expenses rose primarily due to the redeployment of personnel resources from certain completed professional services projects to product enhancement and new product development initiatives.

Q3 2007 selling, general and administrative (SG&A) expenses were $6.4 million, or 29% of revenue, compared with $4.5 million, or 22% of revenue, in Q3 2006. SG&A costs in Q3 2007 included severance costs of $0.3 million resulting from the Company’s previously announced re-alignment plan. The plan saw the Company reduce its workforce by approximately 7% to generate cost savings and to be in a position to deploy a portion of the savings to support growth in the fastest growing segments of the business. SG&A in Q3 2007 also continued to experience higher then expected legal and professional fees associated with delayed and protested contracts as well as well as additional receivables reserves of approximately $0.6 million.

YTD SG&A expenses were $18.7 million, or 27% of revenue, compared to $12.7 million, or 22% of revenue, in the same period last year. Year-over-year, SG&A expenses rose primarily due to the ongoing investment in personnel and infrastructure costs to support the Company’s growth, a significant increase in public reporting costs resulting from the listing of SXC’s shares in the U.S., and the aforementioned charges.

Adjusted EBITDA1 for Q3 2007 was $3.7 million, or 17% of revenue, compared to $6.0 million, or 29% of revenue, for the same period of 2006. YTD, Adjusted EBITDA was $14.9 million, or 21% of revenue, compared to $16.4 million, or 28% of revenue, in the same period last year. Year-over-year, lower adjusted EBITDA reflects the decrease in high margin systems sales revenue and expense increases in product development and SG&A, partially offset by the increase in transaction processing revenue. Adjusted EBITDA for Q3 2007 and the YTD period was also impacted by the $0.7 million severance charge, additional receivables reserves and the higher than expected legal and professional fees.

Income before income taxes was $2.4 million in Q3 2007, compared to $4.2 million in Q3 2006. YTD income before income taxes was $11.9 million, compared to $11.2 million in the same period last year. In fiscal 2006, SXC incurred a blended tax rate of approximately 17%, while in fiscal 2007, the Company expects to be taxable at a rate of approximately 23%.

SXC reported net income of $2.7 million, or $0.12 per share (fully-diluted), in Q3 2007 compared to net income of $2.5 million, or $0.12 per share (fully-diluted), for the same period last year. Q3 2007 net income was impacted negatively by $0.05 per share due to $0.7 million in severance costs combined with $0.6 million in additional receivables reserves as well as higher than expected legal and professional fees. This $0.05 impact was offset by an income tax benefit of $0.3 million recognized in Q3 2007.

YTD, SXC reported net income of $9.4 million, or $0.43 per share, compared to net income of $10.2 million, or $0.54 per share, in the same period last year.

Liquidity and Resources
SXC has a strong balance sheet from which to pursue its growth initiatives. At September 30, 2007, the Company had cash and cash-equivalents of $81.1 million, compared with $70.9 million of cash and cash-equivalents at December 31, 2006. SXC also continues to generate strong cash from operations. The Company’s quarterly cash flows can be impacted by the timing of pharmacy deposit and rebate payments it receives for certain customers, and as a result, SXC measures its cash from operations performance on a year-to-date basis.  YTD, SXC has generated $11.9 million in cash from operations. Net of pharmacy deposits and rebates payments, YTD cash from operations is approximately $11.5 million.

2007 Financial Guidance
SXC’s guidance for fiscal 2007:
•	Consolidated revenue of $92-$93 million
•	Adjusted EBITDA of $19-$20 million
•	Pre-tax income of $15.5-$16.5 million
•	Based on an expected tax rate of 23%, the Company has revised its earnings per share (EPS) guidance from October 1, 2007, and now expects EPS (fully-diluted) of $0.55-$0.60

Notice of Conference Call
SXC will host a conference call on November 8, 2007 at 8:30AM (ET) to discuss its third quarter 2007 financial results. Mr. Gordon S. Glenn, Chairman and CEO, will host the call. To participate on the call, please dial 416-644-3428 or 1-800-594-3615. A replay of the call can be heard by dialling 416-640-1917 or 1-877-289-8525 and entering the reference code 21251551. The taped call will be available until November 15, 2007.

A live audio webcast of the call will be available at www.sxc.com and www.newswire.ca. Webcast attendees are welcome to listen to the conference in real-time or on-demand at your convenience.

1Non-GAAP Financial Measures
SXC reports its financial results in accordance with Canadian generally accepted accounting principles (“GAAP”). SXC’s management also evaluates and makes operating decisions using various other measures. Two such measures are book of business and adjusted EBITDA, which are non-GAAP financial measures. SXC’s management believes that these measures provide useful supplemental information regarding the performance of SXC’s business operations.

Book of business is management’s estimate of the total revenue expected to be recognized over future periods generally not exceeding three years based on the existing portfolio of in-place contracts at a point in time. It is composed of two components: (1) revenue expected to be recognized over such period from in-place renewable contracts related to transaction processing, and maintenance contracts described as recurring revenues in the above discussion; and (2) revenue expected to be recognized from in-place professional services and systems sales contracts, described as non-recurring revenues in the above discussion. SXC’s book of business at any time does not indicate demand for the Company’s products and services and may not reflect actual revenue for any period in the future.

Adjusted EBITDA is a non-GAAP measure that management believes is a useful supplemental measure of operating performance prior to net interest income (expense), income taxes, depreciation, amortization, stock-based compensation, debt service, and certain other one-time charges. Management believes it is useful to exclude depreciation, amortization and net interest income (expense) as these are essentially fixed amounts that cannot be influenced by management in the short term.  In addition, management believes it is useful to exclude stock-based compensation as this is not a cash expense.  Lastly, debt service and certain other one-time charges (including lease termination charges and losses on disposals of capital assets) are excluded as these are not recurring items.

Management believes that adjusted EBITDA provides useful supplemental information to management and investors regarding the performance of the Company’s business operations and facilitates comparisons to its historical operating results. Management also uses this information internally for forecasting and budgeting as it believes that the measure is indicative of the Company’s core operating results. Note however, that adjusted EBITDA is a performance measure only, and it does not provide any measure of the Company’s cash flow or liquidity. Non-GAAP financial measures should not be considered as a substitute for measures of financial performance in accordance with GAAP, and investors and potential investors are encouraged to review the reconciliation of adjusted EBITDA.

Adjusted EBITDA does not have a standardized meaning prescribed by GAAP. The Company's method of calculating adjusted EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies. Reconciliation of adjusted EBITDA to net income is shown below:

	For the three months ended		For the nine months ended
	Sept 30,		Sept 30,
	2007	2006	2007	2006
	(unaudited)

Adjusted EBITDA	$3,687,364	$6,011,904	$14,871,496	$16,406,257

Amortization	(1,437,891)	(1,191,747)	(4,130,241)	(3,138,294)

Stock-based compensation	(1,117,456)	(471,110)	(2,268,560	(1,384,843)

Net loss on disposal of assets	-	-	(133,489)	-

Lease termination	-	-	-	(757,815)

Other income (expense)	40,873	9,254	238,693	(21,177)

Interest income (expense), net	1,192,325	(158,629)	3,349,996	105,812

Income tax recovery (expense)	298,917	(1,656,055)	(2,576,396)	(975,246)

Net Income	$2,664,132	$2,543,617	$9,351,499	$10,234,694

About SXC Health Solutions Corp.
SXC Health Solutions Corp. (formerly Systems Xcellence, Inc.) is a leading provider of pharmacy benefits management (PBM) services and healthcare IT solutions to the healthcare benefits management industry. The Company's product offerings and solutions combine a wide range of software applications, application service provider (ASP) processing services and professional services, designed for many of the largest organizations in the pharmaceutical supply chain, such as Federal, provincial, and, state and local governments, pharmacy benefit managers, managed care organizations, retail pharmacy chains and other healthcare intermediaries. SXC is based in Lisle, Illinois with locations in; Scottsdale, Arizona; Warminster, Pennsylvania; Alpharetta, Georgia; Milton, Ontario and Victoria, British Columbia. For more information please visit www.sxc.com.

Forward-Looking Statements
Certain statements included herein, including those that express management's expectations or estimates of our future performance, constitute "forward-looking statements" within the meaning of applicable securities laws.Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause our actual financial results, performance, or achievements to be materially different from our estimated future results, performance or achievements expressed or implied by those forward-looking statements.Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, our ability to achieve increased market acceptance for our product offerings and penetrate new markets; consolidation in the healthcare industry; the existence of undetected errors or similar problems in our software products; our ability to identify and complete acquisitions, manage our growth and integrate acquisitions; our ability to compete successfully; potential liability for the use of incorrect or incomplete data; the length of the sales cycle for our healthcare software solutions; interruption of our operations due to outside sources; our dependence on key customers; maintaining our intellectual property rights and litigation involving intellectual property rights; our ability to obtain, use or successfully integrate third-party licensed technology; compliance with existing laws, regulations and industry initiatives and future change in laws or regulations in the healthcare industry; breach of our security by third parties; our dependence on the expertise of our key personnel; our access to sufficient capital to fund our future requirements; and potential write-offs of goodwill or other intangible assets. This list is not exhaustive of the factors that may affect any of our forward-looking statements.  Other factors that should be considered are discussed from time to time in SXC’s filings with the Canadian Securities Administrators, including the risks and uncertainties discussed under Item 8, Risk Factors in our Annual Information Form dated March 23, 2007, which is available at www.sedar.com.  Investors are cautioned not to put undue reliance on forward-looking statements.  All subsequent written and oral forward-looking statements attributable to SXC or persons acting on our behalf are expressly qualified in their entirety by this notice.  We disclaim any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.Risks and uncertainties about our business are more fully discussed in our Annual Information Form.

Certain of the assumptions made in preparing forward-looking information and management’s expectations include: maintenance of our existing customers and contracts, our ability to market our products successfully to anticipated customers, the impact of increasing competition, the growth of prescription drug utilization rates at predicted levels, the retention of our key personnel, our customers continuing to process transactions at historical levels, that our systems will not be interrupted for any significant period of time, that our products will perform free of major errors, our ability to obtain financing on acceptable terms and that there will be no significant changes in the regulation of our business.

For more information, please contact:
Jeff Park	Dave Mason	Susan Noonan
Chief Financial Officer	Investor Relations	Investor Relations - U.S.
Systems Xcellence Inc.	The Equicom Group Inc.	The SAN Group, LLC
Tel: (630) 577-3206	416-815-0700 ext. 237	(212) 966-3650
investors@sxc.com	dmason@equicomgroup.com	susan@sanoonan.com

SXC HEALTH SOLUTIONS CORP.
Consolidated Balance Sheets

	(unaudited)
	September 30,	December 31,
	2007	2006
	(All amounts are in US dollars)
ASSETS

Current assets
Cash and cash equivalents	$81,113,709	$70,943,380
Accounts receivable, net of allowance for doubtful accounts of $729,958 (December 31, 2006 - $214,276)	18,193,742	14,311,573
Unbilled revenue	1,288,925	1,975,765
Prepaid expenses	2,016,426	2,026,248
Inventory	282,152	260,234
Income tax receivable	2,389,334	-
Future tax asset, current portion	2,372,469	2,359,903
Total current assets	107,656,757	91,877,103

Capital assets	13,739,331	10,113,858
Goodwill and other intangible assets	26,053,147	27,241,147
Future tax asset	2,504,765	1,992,039

Total Assets	$149,954,000	$131,224,147

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable	$1,680,705	$654,976
Salaries and wages payable	3,451,211	4,183,314
Income taxes payable	-	594,274
Accrued liabilities	3,933,098	3,456,710
Pharmacy benefit management rebates payable	2,266,151	1,172,801
Pharmacy benefit claim payments payable	2,286,835	2,963,719
Deferred revenue, current portion	3,534,443	3,241,924
Total current liabilities	17,152,443	16,267,718

Future income tax liability	589,016	-
Deferred revenue	179,459	-
Deferred lease inducements	3,311,892	3,168,757
Deferred rent	1,013,592	297,608
Total liabilities	22,246,402	19,734,083

Shareholders' equity
Capital stock	103,130,961	99,839,769
Contributed surplus	7,993,304	4,418,461
Retained earnings	16,583,333	7,231,834
Total shareholders' equity	127,707,598	111,490,064

Total Liabilities and Shareholders' Equity	$149,954,000	$131,224,147

SXC HEALTH SOLUTIONS CORP.
Consolidated Statements of Operations
(unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006

Revenue:
Transaction processing	$13,179,831	$10,411,186	$40,105,626	$28,159,580
Maintenance	4,141,732	3,840,906	12,330,346	11,030,536
Professional services	3,395,334	4,088,397	10,002,173	12,231,571
System sales	1,492,364	2,705,711	7,180,583	7,489,437
Total revenue	22,209,261	21,046,200	69,618,728	58,911,124

Cost of revenue	9,791,552	8,208,940	28,282,190	23,318,771
Gross profit	12,417,709	12,837,260	41,336,538	35,592,353

Expenses:
Product development costs	2,335,917	2,277,937	7,801,456	6,447,325
Selling, general and administration	6,394,428	4,547,419	18,663,586	12,738,771
Depreciation and amortization	1,437,891	1,191,747	4,130,241	3,138,294
Lease termination	-	-	-	757,815
Stock-based compensation	1,117,456	471,110	2,268,560	1,384,843
	11,285,692	8,488,213	32,863,843	24,467,048

Operating income	1,132,017	4,349,047	8,472,695	11,125,305

Interest income	(1,219,135)	(894,671)	(3,435,487)	(1,943,292)
Interest expense	26,810	1,053,300	85,491	1,837,480
Net interest income	(1,192,325)	158,629	(3,349,996)	(105,812)

Net loss on disposal of capital assets	-	-	133,489	-
Other (income) expense	(40,873)	(9,254)	(238,693)	21,177

Income before income taxes	2,365,215	4,199,672	11,927,895	11,209,940

Income tax expense (recovery):
Current	(92,030)	937,851	3,032,935	2,735,187
Future	(206,887)	718,204	(456,539)	(1,759,941)
	(298,917)	1,656,055	2,576,396	975,246

Net income and comprehensive income	$2,664,132	$2,543,617	$9,351,499	$10,234,694

Earnings per share:
Basic	$0.13	$0.12	$0.45	$0.56
Diluted	$0.12	$0.12	$0.43	$0.54

Weighted average number of shares used
in computing earnings per share:
Basic	20,852,239	20,351,311	20,698,438	18,139,263
Diluted	21,785,207	21,355,666	21,682,929	19,113,463

SXC HEALTH SOLUTIONS CORP.
Consolidated Statements of Cash Flows
(unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006

Cash flow from operations:
Net income	$2,664,132	$2,543,617	$9,351,499	$10,234,694
Items not involving cash, net of effects from acquisition:
Depreciation of capital assets	1,041,891	795,747	2,942,241	1,950,294
Amortization of intangible assets	396,000	396,000	1,188,000	1,188,000
Deferred lease inducements and rent	83,223	-	468,334	-
Deferred charges- long-term debt	-	693,712	-	787,735
Net loss on disposal of capital assets	-	-	133,489	-
Stock-based compensation	1,117,456	471,110	2,268,560	1,384,843
Future income tax liability	(238,584)	-	589,016	-
Future tax asset	31,697	718,204	(525,292)	(1,759,941)
Cash received for lease inducement	-	-	-	757,815
Changes in operating assets and liabilities:
Accounts receivable	(3,705,897)	(993,835)	(3,882,169)	(5,388,595)
Unbilled revenue	674,171	(826,086)	686,840	(1,327,974)
Prepaid expenses	(233,641)	2,190	9,822	(417,901)
Inventory	(15,866)	105,657	(21,918)	190,096
Income tax receivable	(1,651,482)	-	(2,389,334)	-
Income taxes payable	-	(198,875)	(594,274)	(987,047)
Accounts payable	768,833	403,327	1,025,729	335,768
Accrued liabilities	693,088	564,188	(255,715)	916,424
Deferred revenue	999,427	(555,685)	471,978	(2,146)
Pharmacy benefit claim payments payable	2,283,908	(1,819,968)	(676,884)	491,990
Pharmacy benefit management rebates payable	1,687,200	(191,371)	1,093,350	7,958
Net cash provided by operations	6,595,556	2,107,932	11,883,272	8,362,013

Cash flow from investing activities:
Purchase of capital assets	(529,342)	(1,385,873)	(6,710,503)	(4,709,930)
Lease inducements received	-	-	390,785	-
Proceeds from disposal of capital assets	-	-	9,300	-
Net cash used in investing activities	(529,342)	(1,385,873)	(6,310,418)	(4,709,930)

Cash flow from financing activities:
Proceeds from exercise of options	173,029	56,389	2,202,625	207,967
Tax benefit on option exercises	179,104	-	2,394,850	-
Net proceeds from public offering	-	-	-	36,064,000
Costs paid related to financing activities	-	(262,048)	-	(1,330,742)
Repayment of debt	-	(12,449,048)	-	(13,102,858)
Net cash provided by (used in) financing activities	352,133	(12,654,707)	4,597,475	21,838,367

Increase (decrease) in cash and cash equivalents	6,418,347	(11,932,648)	10,170,329	25,490,450

Cash and cash equivalents, beginning of period	74,695,362	73,375,030	70,943,380	35,951,932

Cash and cash equivalents, end of period	$81,113,709	$61,442,382	$81,113,709	$61,442,382